FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/31/2023

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: October 31, 2023

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of September 30, 2023
and for the nine-month periods
ended on September 30, 2023 and 2022

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
		(Unaudited)		(Unaudited)
Net sales	4	5,184,710	4,125,478	12,679,353	12,867,983
Cost of sales	5	(4,192,014)	(3,325,164)	(10,012,184)	(9,368,257)

Gross profit		992,696	800,314	2,667,169	3,499,726

Selling, general and administrative expenses	6	(442,949)	(277,355)	(1,040,144)	(869,102)
Other operating (expense) income, net		(22,431)	3,280	(10,578)	25,782

Operating income	4	527,316	526,239	1,616,447	2,656,406

Finance expense	7	(47,328)	(14,634)	(81,070)	(28,569)
Finance income	7	77,740	7,080	161,219	47,033
Other financial (expense) income, net	7	(199)	(47,393)	(60,099)	(97,104)

Equity in earnings of non-consolidated companies	10	18,643	(89,688)	80,819	18,334
Effect related to the increase of the participation in Usiminas	3	(171,045)	—	(171,045)	—
Recycling of other comprehensive income related to Usiminas	3	(934,946)	—	(934,946)	—
(Loss) Profit before income tax credit (expense)		(529,819)	381,604	611,325	2,596,100

Income tax expense		(253,020)	(161,701)	(178,761)	(562,494)

(Loss) Profit for the period		(782,839)	219,903	432,564	2,033,606

Attributable to:
Owners of the parent		(739,134)	152,793	262,170	1,727,684
Non-controlling interest		(43,705)	67,110	170,394	305,922

(Loss) Profit for the period		(782,839)	219,903	432,564	2,033,606

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		(0.38)	0.08	0.13	0.88
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 2 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
(Loss) Profit for the period	(782,839)	219,903	432,564	2,033,606

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(56,838)	(314)	(53,598)	248
Currency translation adjustment from participation in non-consolidated companies	842,098	(26,351)	904,708	15,960
Changes in the fair value of financial instruments at fair value through other comprehensive income	(57,858)	(7,683)	(181,590)	(47,271)
Income tax related to financial instruments at fair value	34,035	2,415	12,277	15,911
Changes in the fair value of derivatives classified as cash flow hedges	—	4	—	59
Income tax related to cash flow hedges	—	(1)	—	(18)
Other comprehensive income items from participation in non-consolidated companies	(387)	14	28	219
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(27,505)	—	(28,384)	(3,042)
Income tax relating to remeasurement of post employment benefit obligations	4,151	—	4,479	1,025
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	26,016	(518)	18,455	(2,448)

Other comprehensive income (loss) for the period, net of tax	763,712	(32,434)	676,375	(19,357)

Total comprehensive (loss) income for the period	(19,127)	187,469	1,108,939	2,014,249

Attributable to:
Owners of the parent	50,023	123,962	944,052	1,718,806
Non-controlling interest	(69,150)	63,507	164,887	295,443

Total comprehensive (loss) income for the period	(19,127)	187,469	1,108,939	2,014,249
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 3 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2023		December 31, 2022
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	7,384,023		6,261,887
Intangible assets, net	9	1,028,981		944,409
Investments in non-consolidated companies	10	512,998		821,571
Other investments		262,471		100,716
Deferred tax assets	3	1,526,677		200,237
Receivables, net		808,720		318,690
Trade receivables, net		38	11,523,908	—	8,647,510

Current assets
Receivables, net		1,161,519		662,762
Derivative financial instruments		—		227
Inventories, net		5,135,940		3,470,215
Trade receivables, net		2,172,611		1,180,689
Other investments		2,468,753		1,875,026
Cash and cash equivalents		1,815,731	12,754,554	1,653,355	8,842,274
Non-current assets classified as held for sale			6,577		1,764
			12,761,131		8,844,038
Total Assets			24,285,039		17,491,548

EQUITY
Capital and reserves attributable to the owners of the parent			12,436,657		11,845,959
Non-controlling interest			4,429,678		1,922,434
Total Equity			16,866,335		13,768,393

LIABILITIES
Non-current liabilities
Provisions		909,198		81,422
Deferred tax liabilities		25,517		162,742
Other liabilities		1,152,885		538,214
Trade payables		11,303		1,112
Lease liabilities		198,576		190,134
Borrowings		1,193,564	3,491,043	532,701	1,506,325
Current liabilities
Current income tax liabilities		173,004		135,703
Other liabilities		511,925		344,843
Trade payables		2,199,379		1,187,600
Derivative financial instruments		20,360		505
Lease liabilities		51,833		49,015
Borrowings		971,160	3,927,661	499,164	2,216,830
Total Liabilities			7,418,704		3,723,155

Total Equity and Liabilities			24,285,039		17,491,548
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 4 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the period							262,170	262,170	170,394	432,564
Other comprehensive income (loss) for the period
Currency translation adjustment (7)						871,641		871,641	(20,531)	851,110
Remeasurement of post employment benefit obligations				2,354				2,354	(7,804)	(5,450)
Others (5)				(192,113)				(192,113)	22,828	(169,285)

Total comprehensive income (loss) for the period	—	—	—	(189,759)	—	871,641	262,170	944,052	164,887	1,108,939

Dividends paid in cash (6)							(353,354)	(353,354)	—	(353,354)
Dividends paid in kind to non-controlling interest								—	(233,538)	(233,538)
Effects related to the gain of control over Usiminas (7)				—				—	2,575,895	2,575,895

Balance as of September 30, 2023 (unaudited)	2,004,743	(150,000)	(23,295)	1,204,808	(2,324,866)	(1,987,427)	13,712,694	12,436,657	4,429,678	16,866,335

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2023, the Company held 41,666,666 shares as treasury shares.
(3) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) See note 11.
(7) See note 3. For the effect in non-controlling interest of $ 2,575.9, represents the items included in note 3 (e) and (f).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 5 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for six-month periods ended September 30, 2023 and 2022
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the period							1,727,684	1,727,684	305,922	2,033,606
Other comprehensive income (loss) for the period
Currency translation adjustment						15,035		15,035	1,173	16,208
Remeasurement of post employment benefit obligations				(3,854)				(3,854)	(611)	(4,465)
Cash flow hedges, net of tax				21				21	20	41
Others (5)				(20,080)				(20,080)	(11,061)	(31,141)

Total comprehensive income (loss) for the period	—	—	—	(23,913)	—	15,035	1,727,684	1,718,806	295,443	2,014,249

Dividends paid in cash							(353,354)	(353,354)	—	(353,354)
Dividends paid in cash to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (6)				(223)				(223)	(3,993)	(4,216)

Balance as of September 30, 2022 (unaudited)	2,004,743	(150,000)	(23,295)	1,336,501	(2,324,866)	(2,883,558)	13,940,723	11,900,248	1,879,176	13,779,424
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 6 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2023	2022
		(Unaudited)
Cash flows from operating activities
Profit for the period		432,564	2,033,606
Adjustments for:
Depreciation and amortization	8 & 9	466,693	456,068
Income tax accruals less payments		(115,779)	(1,105,929)
Equity in earnings of non-consolidated companies	10	(80,819)	(18,334)
Interest accruals less payments/receipts, net		(102,056)	8,767
Changes in provisions		(3,828)	(1,561)
Changes in working capital (1)		1,125	197,747
Net foreign exchange results and others		(98,277)	150,387
Non-cash effects related to the increase of the participation in Usiminas	3	1,105,991	—
Net cash provided by operating activities		1,605,614	1,720,751
Cash flows from investing activities
Capital expenditures	8 & 9	(777,537)	(421,847)
Increase in other investments		(755,304)	(326,598)
Proceeds from the sale of property, plant and equipment		1,683	1,246
Dividends received from non-consolidated companies		15,162	28,884
Acquisition of business	3
Purchase consideration		(118,686)	—
Cash acquired		781,072	—
Acquisition of non-controlling interest		—	(4,216)
Net cash used in investing activities		(853,610)	(722,531)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(353,354)	(353,354)
Finance lease payments		(43,068)	(37,187)
Proceeds from borrowings		235,896	225,071
Repayments of borrowings		(371,810)	(614,374)
Net cash used in financing activities		(532,336)	(779,844)
Increase in cash and cash equivalents		219,668	218,376

Movement in cash and cash equivalents
At January 1,		1,653,355	1,276,605
Effect of exchange rate changes		(57,292)	(20,823)
Increase in cash and cash equivalents		219,668	218,376
Cash and cash equivalents as of September 30, (2)		1,815,731	1,474,158
Non-cash transactions:
Dividends paid in kind to non-controlling interest		(233,538)	(112,293)
Acquisition of PP&E under lease contract agreements		(15,833)	12,174
Effects related to the increase of the participation in Usiminas		1,105,991	—

(1) The working capital is impacted by non-cash movements of $ (33.4) million as of September 30, 2023 ($ 22.3 million as of September 30, 2022) due to the variations in the exchange rates used by subsidiaries.
(2) It includes restricted cash of $ 2,965 and $ 50 as of September 30, 2023 and 2022, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 2,738,546 and $ 1,361,374 as of September 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 7 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2022.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2022, without significant changes since its publication, except for the assumptions and estimates related to the acquisition of business (see note 3).

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2022.

Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

Page 8 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

2.    ACCOUNTING POLICIES (continued)

Recognition of non-controlling interest

The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets. See further information in note 3.

Put option valuation method

IFRS presents the following options to recognize the value of a put option:

- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.
- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

The Company opted for the recognition of the financial liability under IAS 32. See further information in note 3.

None of the accounting pronouncements issued after December 31, 2022, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 9 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

Page 10 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.0%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

( c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $385.9 million. This valuation results in the recognition of a loss of $441.3 million, which is included along with the gain related to the bargain purchase amounting to $270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

Page 11 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values provisionally determined for the assets acquired and liabilities assumed arising from the acquisition are as follows:

Fair value of acquired assets and assumed liabilities (provisional):	in $ thousands
Property, plant and equipment	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables, net	719,631
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurent of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurent of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The provisional purchase price allocation disclosed above is currently under analysis with the assistance of a third party expert. According to the provisional allocation, the transaction led to the recognition of a bargain purchase of $270.4 million. Following IFRS 3 and during the year after the acquisition date, the Company will continue reviewing the allocation and make any adjustments (mainly over Property, plant and equipment, Inventories and Provisions), if necessary.

Since the acquisition date, revenues and net income from Usiminas amounted to $1,359 and $15 million, respectively.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:
–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL10 per share.

Page 12 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

3. ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $242.5 million, accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $2,575.9 million.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Labour related contingencies	(49,655)
Civil and other related contingencies	(174,333)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labour matters and based on the advice and assessment of internal and external legal advisors.

Page 13 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated condensed interim financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	in $ thousands
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Awaiting final outcome of the Appeal to the Superior Court of Justice (STJ).	29,772
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837
Other contingencies		86,613
Provisions for contingencies recognized by Usiminas before business combination		199,677

Description	Status	in $ thousands
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	Claim deemed groundless. Pending judgment of Appeal.	64,315
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386
Other tax contingencies		206,334
Other civil and other contingencies		88,905
Other labour contingencies		22,533
Provisions for contingencies recognized as part of the business combination		656,476

Page 14 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

4.    SEGMENT INFORMATION

OPERATING SEGMENTS

After the increase of the participation in Usiminas, the Company is organized preliminary in three operating segments: Steel, Mining and Usiminas. As of September 30, 2023, the CODM is still reviewing the new business structure to allocate resources and to assess the performance in order to define the segments.

The Steel segment includes the sales of steel products, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

The Usiminas segment includes the sales of steel and mining products.

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the performance measure which differs from operating income determined in accordance with IFRS principally as follows:
• The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
• The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
• Other non-significant differences.

Page 15 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

4.    SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2023 (Unaudited)
	Steel	Mining	Usiminas	Inter-segment eliminations	Total
Operating income - Management view	1,869,298	(44,857)	(65,533)	(6,634)	1,752,274
Reconciliation:
Differences in Cost of sales					(135,827)
Operating income - Under IFRS					1,616,447
Financial income (expense), net					20,050
Equity in earnings (losses) of non-consolidated companies					80,819
Income before income tax expense - IFRS					1,717,316
Net sales from external customers	11,320,454	—	1,358,898	—	12,679,353
Net sales from transactions with other operating segments of the same entity	155,852	308,492	11,177	(475,521)	—
Depreciation and amortization	(379,119)	(73,523)	(14,051)	—	(466,693)

	Nine-month period ended September 30, 2022 (Unaudited)
	Steel	Mining	Usiminas	Inter-segment eliminations	Total
Operating income - Management view	2,163,008	16,194	—	6,559	2,185,761
Reconciliation:
Differences in Cost of sales					470,645
Operating income - Under IFRS					2,656,406
Financial income (expense), net					(78,640)
Equity in earnings (losses) of non-consolidated companies					18,334
Income before income tax expense - IFRS					2,596,100
Net sales from external customers	12,867,920	63	—	—	12,867,983
Net sales from transactions with other operating segments of the same entity	—	314,325	—	(314,325)	—
Depreciation and amortization	(390,846)	(65,222)	—	—	(456,068)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2023.
For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2023 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	7,131,747	2,680,560	1,365,023	1,502,023	12,679,353
Non-current assets (1)	4,914,815	875,716	2,311,712	310,761	8,413,004

	Nine-month period ended September 30, 2022 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	6,975,691	2,894,941	591,246	2,406,105	12,867,983
Non-current assets (1)	4,754,124	871,007	1,372,064	311,350	7,308,545

(1) Includes Property, plant and equipment and Intangible assets.

Page 16 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

5.    COST OF SALES

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Inventories at the beginning of the year	3,470,214	3,908,305
Acquisition of business (Note 3)	1,707,311	—
Translation differences	(61,353)	—

Plus: Charges for the period
Raw materials and consumables used and other movements	8,149,208	7,683,998
Services and fees	173,285	134,544
Labor cost	681,477	672,257
Depreciation of property, plant and equipment	403,134	396,286
Amortization of intangible assets	28,750	29,779
Maintenance expenses	580,863	460,895
Office expenses	9,884	7,202
Valuation allowance	(15,333)	18,078
Insurance	16,512	11,644
Change of obsolescence allowance	9,027	26,841
Recovery from sales of scrap and by-products	(29,945)	(30,953)
Others	25,090	15,639
Less: Inventories at the end of the period	(5,135,940)	(3,966,258)
Cost of Sales	10,012,184	9,368,257

6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Services and fees	64,704	55,517
Labor cost	255,590	229,709
Depreciation of property, plant and equipment	11,716	10,269
Amortization of intangible assets	23,093	19,734
Maintenance and expenses	7,506	6,313
Taxes	134,909	128,891
Office expenses	47,242	31,798
Freight and transportation	449,857	380,268
Increase of allowance for doubtful accounts	12,453	590
Others	33,074	6,013

Selling, general and administrative expenses	1,040,144	869,102

Page 17 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

7.     FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Interest expense	(81,070)	(28,569)

Finance expense	(81,070)	(28,569)

Interest income	161,219	47,033

Finance income	161,219	47,033

Net foreign exchange loss	(72,966)	(137,143)
Change in fair value of financial assets	79,830	57,608
Derivative contract results	(53,525)	(1,610)
Others	(13,438)	(15,959)

Other financial (expenses) income, net	(60,099)	(97,104)

8.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
At the beginning of the year	6,261,887	6,431,578

Acquisition of business (Note 3)	904,780	—
Currency translation differences	(37,862)	129
Additions	697,139	360,289
Value adjustments of lease contracts	4,393	16,031
Disposals	(29,690)	(18,077)
Depreciation charge	(414,850)	(406,555)
Capitalized borrowing costs	—	403
Transfers and reclassifications	(1,774)	(2,320)

At the end of the period	7,384,023	6,381,478

9.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
At the beginning of the year	944,409	902,256

Acquisition of business (Note 3)	34,451	—
Currency translation differences	(1,441)	—
Additions	99,731	72,003
Amortization charge	(51,843)	(49,513)
Transfers/Disposals	3,674	2,321

At the end of the period	1,028,981	927,067

Page 18 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

10.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of

			September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	-	34.39%	—	725,705
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	108,344	90,559
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	-	137,866	—
MRS Logística S.A	Brazil	Logistical services	11.41%	-	226,439	—
Other non-consolidated companies (1)					40,349	5,307
					512,998	821,571
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.

Techgen S.A. de C.V.

Techgen stated as of and for the nine-month period ended September 30, 2023, that revenues amounted to $329 million ($446 million for the nine-month period ended September 30, 2022), net profit from continuing operations to $37 million ($36 million for the nine-month period ended September 30, 2022), non-current assets to $762 million ($766 million as of December 31, 2022), current assets to $154 million ($131 million as of December 31, 2022), non-current liabilities to $481 million ($527 million as of December 31, 2022), current liabilities to $209 million ($181 million as of December 31, 2022) and shareholders’ equity to $226 million ($189 million as of December 31, 2022).

Page 19 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

11. DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 2, 2023, the shareholders approved a distribution of dividends of USD 0.27 per share (USD 2.70 per ADS). The annual dividend included the interim dividend of $0.09 per share ($0.90 per ADS) paid in November 2022. A net dividend of $0.18 per share ($1.80 per ADS) was paid on May 10, 2023, of approximately USD 360.9 million in the aggregate.

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

(i) Tax claims and other contingencies

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these consolidated condensed interim financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

Page 20 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

According to the views of the two justices that voted in favor of CSN’s motion, Ternium Investments and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of the date of these consolidated condensed interm financial statements the potential aggregate indemnification payable by Ternium Investments and Ternium Argentina could reach up to BRL 3.0 billion (approximately $0.6 billion at the current BRL/$ rate) and BRL 1.1 billion (approximately $0.2 billion), respectively.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN’s motion for clarification, the Company cannot predict the ultimate resolution on the matter.

Potential Mexican income tax adjustment

In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 72.8 million and $ 35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $ 17.5 million and $ 35.8 million, respectively. The Company had a tax provision of $53.3 million already included in its consolidated condensed interim financial statements as of September 30, 2023. The payment to the SAT was done on October 9, 2023, and the Company expects to receive a formal document issued by the SAT with the closure of both audits.

(ii) Commitments

(a) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 56.8 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 12.8 million payable until April 2028.

Page 21 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 113.8 million, which is due to terminate in 2037.

(c ) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 99.4 million. Also, Vientos de Olavarría, a subsidiary controlled by Ternium Argentina, subscribed various contracts for the maintenance and the operation of the wind farm for a total of $ 44.0 million payable until the year 2054.

(d) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 19.8 million. As of September 30, 2023, the outstanding amount under the natural gas trading agreement was $6.2 million, which is below the amount included in the guarantee letter issued by Ternium México. The contract with NEG was renewed in June 28, 2022, and the guarantee letter covering up to the above-mentioned amount was issued in January 2023.

Page 22 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

13.    RELATED PARTY TRANSACTIONS

As of September 30, 2023, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	147,510	587,305
Sales of goods to other related parties	102,580	157,936
Sales of services and others to non-consolidated parties	126	133
Sales of services and others to other related parties	2,995	3,258

	253,211	748,632
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	360,210	500,705
Purchases of goods from other related parties	60,803	55,421
Purchases of services and others from non-consolidated parties	18,566	10,712
Purchases of services and others from other related parties	69,459	62,055

	509,038	628,893
(c) Financial results
Income with non-consolidated parties	9,602	5,590
Expenses in connection with lease contracts from other related parties	(592)	(722)

	9,010	4,868
(d) Dividends
Dividends from non-consolidated parties	214	1,007

	214	1,007
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,747	2,451
Income (expenses), net with other related parties	966	529

	2,713	2,980

	September 30, 2023	December 31, 2022
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	138,544	180,476
Receivables from other related parties	38,417	43,765
Advances to non-consolidated parties	3,159	4,851
Advances to suppliers with other related parties	25,763	3,683
Payables to non-consolidated parties	(125,872)	(91,172)
Payables to other related parties	(76,178)	(20,163)
Lease Liabilities with other related parties	(1,720)	(2,287)

	2,113	119,153

Page 23 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

14.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of September 30, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	468,369	—	—	468,369
Trade receivables	2,172,649	—	—	2,172,649
Other investments	1,247,819	225,882	1,257,366	2,731,067
Cash and cash equivalents	803,012	818,977	193,742	1,815,731
Total	4,691,849	1,044,859	1,451,108	7,187,816

As of September 30, 2023 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total
(ii) Liabilities as per statement of financial position
Other liabilities	375,863	—		375,863
Trade payables	2,128,998	—		2,128,998
Derivative financial instruments	—	20,360		20,360
Lease liabilities	250,409	—		250,409
Borrowings	2,164,724	—		2,164,724
Total	4,919,994	20,360		4,940,354

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2022 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	1,012,719	1,012,719	—	—
Other investments	1,483,248	1,338,628	108,653	35,967
Total assets	2,495,967	2,351,347	108,653	35,967
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	20,360	—	20,360	—
Total liabilities	20,360	—	20,360	—

Page 24 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

14.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—
Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—
Total liabilities	505	—	505	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the nine-month period ended September 30, 2023, and the year ended December 31 2022, corresponds to the initial investment and to the changes in its fair value.

15.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time.

In October 2022, the Argentine government put in place a regulation on imports of services rendered by non-related parties, pursuant to which the Argentine government may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine government may clear or determine alternative payment terms.

Also in October 2022, the Argentine government implemented a system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system. More recently, the Argentine government has been delaying release of foreign currency for payments, adding complexity to the existing regime.

Although as of the date of these consolidated condensed interim financial statements these measures did not have a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for most of its imports of goods and for the acquisition of services from unrelated parties, if such restrictions continue to be maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect its operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect its results of operations). In addition, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted, thus limiting Ternium’s ability to collect dividends from Ternium Argentina at the prevailing official exchange rate. Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, the Argentine Securities Commission has recently imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers.

Page 25 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

15.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina stated in its interim accounts as of September 30, 2023, and for the nine-month period then ended, that revenues amounted to $2,619 million (nine-month period ended September 30, 2022: $2,878 million), net profit from continuing operations to $588 million (nine-month period ended September 30, 2022: $807 million), total assets to $5,365 million (December 31, 2022: $5,258 million), total liabilities to $589 million (December 31, 2022: $511 million) and shareholders’ equity to $4,776 million (December 31, 2022: $4,747 million). Ternium Argentina’s cash and cash equivalents and other investments amounted to $1,252 million as of September 30, 2023, broken down as follows:
–$865 million in U.S. dollars-denominated instruments, in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
–$233 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.
–$85 million in Argentine pesos-denominated instruments with underlying assets linked to the U.S. dollar.
–$69 million in Argentine pesos-denominated instruments, mainly mutual funds.

Ternium Argentina’s financial position in ARS as of September 30, 2023, amounted to $191 million in monetary assets and $252 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate.

The value of the financial instruments held by Ternium Argentina could be adversely affected in the event of a sharp devaluation of the Argentine peso against the U.S. dollar. Another material consequence of a sharp devaluation of the Argentine peso against the U.S. dollar would be a loss on deferred tax charge as a the result of a deterioration on the tax value of the fixed assets of Ternium Argentina. At this time, Ternium is unable to estimate all impacts of a sharp devaluation the Argentine peso against the U.S. dollar

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve of approximately $183 million as of the collection date. If and when Ternium disposes of these instruments, the reserve will be reclassified to financial results upon disposal of the bonds. Under Argentine regulations in effect at the time of the dividend distribution, transfer of these bonds outside of Argentina was restricted until November 4, 2023. However, as a result of the latest regulations issued by the Argentine Securities Commission referred to above, Ternium’s ability to have these bonds transferred outside of Argentina is further restricted to approximately USD100 thousand per day. All the foregoing creates a restriction on the availability of these assets.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

Page 26 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2023
and for the nine-month periods ended September 30, 2023 and 2022

16. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine traditionally had a relevant participation in the international trade of steel slabs and iron ore pellets. As a result of the armed conflict and the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may be required to purchase raw materials from other sources at increased prices, resulting in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations.

17. TERNIUM TO INTEGRATE OPERATIONS IN THE USMCA

On February 14, 2023, Ternium's Board of Directors approved the construction of a new upstream production capacity project to integrate its operations in the USMCA region. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $2.2 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling.

On June 20, 2023, the Company announced that this new steel slab mill will be built at and integrated into the company’s existing downstream facility in Pesquería, Nuevo León, Mexico following an extensive review of location candidates. Construction is expected to begin in December 2023, with the start of operations anticipated to occur during the first half of 2026.

Pablo Brizzio
Chief Financial Officer

Page 27 of	27